September 17, 2019

Via Edgar

Ms. Tara Harkins
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
Washington, DC 20549

Re:    National Vision Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2018
Filed February 27, 2019
File No. 001-38257

Dear Ms. Harkins:
National Vision Holdings, Inc. (the “Company” or “National Vision” or “NVHI”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance, concerning the Company’s Form 10-K for the Fiscal Year Ended December 29, 2018 (the “2018 Form 10-K”), as set forth in the letter to the Company dated September 5, 2019. For your convenience, the Company has set forth the staff’s original comment immediately preceding the Company’s response.
Form 10-K for the Fiscal Year Ended December 29, 2018
Note 9. Equity in Net Assets of Non-Consolidated Investee, page 100
Comment #1:
Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for your equity method investee during fiscal 2018 and 2017. In your response, please provide us with your calculations of the significance for this equity method investee.
Response #1:
On an annual basis, the Company performs significance tests on its equity method investee described on page 100 of its 2018 Form 10-K based on the requirements of Rule 3-09 of Regulation S-X (“S-X 3-09”). The equity investee did not exceed the 20 percent threshold under either the income or investment tests of Rule 1-02(w) of Regulation S-X (“S-X 1-02(w)”) during fiscal 2018 or 2017. As a result, S-X 3-09 separate audited financial statements of our equity method investee were not required to be included in our 2018 Form 10-K.
In performing the income significance test related to our equity method investee for fiscal 2018 under the provisions of S-X 1-02(w)(3), pursuant to computational note 2, average income for National Vision’s last five fiscal years was used for purposes of the computation as National Vision’s pre-tax income from continuing operations, exclusive of noncontrolling interests (“PTI”), for fiscal 2018 was more than 10 percent lower than the average income for the last five fiscal years. Fiscal 2014, which was a loss year, was omitted for purposes of computing average income as required by computational note 2 to S-X 1-02(w)(3).

In thousands	2018	2017	2016	2015	2014(1)	Average PTI
Calculation of qualification for averaging
NVHI PTI as reported	$4,868	$4,228	$24,977	$4,171	$(40,001)
NVHI PTI used for calculation of qualification for averaging	4,868	4,228	24,977	4,171	—	7,649
(1) NVHI was acquired by affiliates of KKR & Co. on March 13, 2014. As per paragraph 2025.10 of the Financial Reporting Manual, the PTI amount for fiscal 2014 represents results of operations of NVHI subsequent to the acquisition. Also as a result of the acquisition, NVHI did not have five years of PTI to qualify for income averaging in fiscal 2017, so the income significance test for that period set forth below is calculated using as reported PTI.

In addition, pursuant to computational note 1, in calculating PTI, National Vision’s share of the losses of the equity method investee has been excluded (for the years where there was an income/loss situation). Applying S-X 1-02(w)(3), National Vision’s share of investee losses for fiscal 2018, as a percentage of National Vision’s average PTI for the last five fiscal years, was 15 percent as shown in the table below. National Vision’s share of investee losses for fiscal 2017, as a percentage of National Vision’s PTI for 2017, was 19 percent as shown in the table below. The results of the income significance test calculations are below the 20 percent threshold which requires audited investee financial statements, but above the 10 percent threshold which requires investee summarized financial information only based on the requirements of Rule 4-08(g) of Regulation S-X (“S-X 4-08(g)”). Based on the Company’s analysis, summarized financial information for our equity method investee is required and was included in the 2018 Form 10-K.

In thousands	2018(2)	2017	2016	2015	2014	Average PTI
2018 Income significance test
NVHI PTI used for average calculation	$4,868	$4,228	$24,977	$4,171	$—
NVHI share of losses calculated from investee financial statements	(1,304)	(1,001)	(1,370)	(896)	(319)
NVHI PTI excluding investee losses calculated from investee financial statements	6,172	5,229	26,347	5,067	—	8,563
Percentage of investee losses in NVHI average PTI	15%
(2) NVHI share of investee losses as reported in the Company’s 2018 Form 10-K was based on preliminary investee financial statements available to NVHI at the time the 2018 Form 10-K was filed. Based on final investee financial statements received, NVHI share of investee losses changed by an immaterial amount. Given the immateriality of the change, NVHI financial statements were not adjusted. Such change also did not impact the result of the income significance test calculations set forth herein.

In thousands	2017
2017 Income significance test
NVHI PTI including investee losses	$4,228
NVHI share of losses calculated from investee financial statements	(1,001)
NVHI PTI excluding investee losses calculated from investee financial statements	5,229
Percentage of investee losses in NVHI PTI	19%
The investment significance test yielded results of less than 1 percent for all periods presented as shown in the table below.

In thousands	2018	2017
Investment test
NVHI total assets	$1,661,389	$1,581,939
NVHI’s investment in investee	2,500	3,800
Investment significance	0.2%	0.2%
The Company, for purposes of testing for significance under S-X 4-08(g), also performed the asset test and it also yielded a result of less than 1 percent for all periods presented. Accordingly, based on the explanation and calculations previously performed and provided herein, the Company believes it has appropriately complied with the provisions in S-X 3-09 and provided all required disclosures for its equity method investee.
Please feel free to contact me if you have additional questions or comments.
Regards,
/s/ Patrick R. Moore
Patrick R Moore

cc:	Kevin Kuhar, Accounting Branch Chief, Division of Corporation Finance
Reade Fahs, Chief Executive Officer and Director
Jared Brandman, Senior Vice President, General Counsel and Secretary
Deloitte & Touche, LLP